Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, MN 55416

January 28, 2010

VIA EDGAR

J. Nolan McWilliams

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                            Granite City Food & Brewery Ltd.

Registration Statement on Form S-3

Filed December 30, 2009

File No. 333-164065

Dear Mr. McWilliams:

We are responding to the letter from Amanda Ravitz dated January 19, 2010.  Our responses follow the comments included in such letter, which are presented in boldface type.  We are also separately filing Amendment No. 1 to the above-referenced registration statement.

Prospectus Summary, page 4

1.                                      Please advise why the company was not required under Minnesota law to seek shareholder approval for the reverse stock split effective January 13, 2010.

The Company supplementally advises the staff that pursuant to Minnesota Business Corporation Act, Section 302A.402, subd. 3, a share dividend, division, or combination may be effected by action of the board alone without the approval of shareholders as long as the amendment to the articles does not adversely affect the rights or preferences of shareholders. In effecting a division or combination under such subdivision, the board may amend the articles to increase or decrease the par value of shares, increase or decrease the number of authorized shares, and make any other change necessary or appropriate to assure that the rights or preferences of the holders of outstanding shares of any class or series will not be adversely affected by the division or combination.

In effectuating the reverse stock split, the Company adhered to these requirements.  In addition, the Company’s amendment to its articles of incorporation stated the following language as required by the Minnesota Business Corporation Act:

“These Articles of Amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any authorized class or series of the Corporation’s shares and will not result in the percentage of authorized shares of any class or series that remains unissued after the combination approved by these Articles of Amendment exceeding the percentage of authorized shares of that class or series that were unissued before the combination.”

Exhibit 5.1

2.                                      Please have counsel revise the opinion to opine that the shares sold by the selling shareholders are validly issued, fully paid and non-assessable.

The opinion has been revised by counsel to state that the outstanding shares are validly issued, fully paid and non-assessable.

We acknowledge that:

•                                          our Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me.

Sincerely,

/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer

cc: Brett D. Anderson, Esq.